NetEase,Inc.

September 29, 2016

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: William H. Thompson / Yolanda Guobadia

Donna Di Silvio / Dean Brazier, Jr. / Lisa Kohl

Re:         NetEase, Inc.

Form 20-F for Fiscal Year Ended December 31, 2015

Filed April 22, 2016

File No. 0-30666 (the “2015 Form 20-F”)

Ladies and Gentlemen:

In connection with the letter from our counsel Ropes & Gray dated September 13, 2016 sent on our behalf and in response to the comment letter dated August 30, 2016 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Staff’s review of our 2015 Form 20-F, and pursuant to the Staff’s request, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding this letter, please contact the undersigned at (86 10) 8255 8163.

Sincerely,

/s/ Onward Choi
Onward Choi
Acting Chief Financial Officer
NetEase, Inc.

cc:                                Paul W. Boltz, Jr. (Ropes & Gray)

北京市海淀区西北旺东路10号院中关村软件园二期西区7号

Building No.7, West Zone, Zhongguancun Software Park (Phase II), No.10 Xibeiwang East Road,

Haidian District Beijing	ZIP: 100193
TEL: (8610) 82558163	FAX: (8610) 82618163